GLJ Petroleum Consultants

Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

TO: The United States Securities and Exchange Commission

Re: Dejour Enterprises Ltd. (the "Company") – The Company's Annual Report for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on June 30, 2010 (the "Form 20-F") the Company's Registration Statement on Form F-3 and the Company's Form S-8 Registration Statement

Dear Sirs/Mesdames:

GLJ Petroleum Consultants (GLJ) is a firm of independent geological and petroleum engineering consultants of Calgary, Alberta, Canada.

GLJ authored the report entitled "Reserves Assessment and Evaluation of Canadian Oil and Gas Properties", dated March 24, 2010, effective December 31, 2009 (the "Technical Report") for Dejour Enterprises Ltd. (the "Company"), portions of which are summarized in the Company's Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the United States Securities and Exchange Commission (SEC) on June 30, 2010 (the "Form 20-F").

The undersigned hereby consents to the filing of the Technical Report as an exhibit to the Form 20-F and to the incorporation by reference in the Company's Form F-3 Registration Statement filed with the SEC on October 22, 2009 (File No. 333-162677) and the Company's Form S-8 Registration Statement filed with the SEC on January 16, 2009 (File No. 333-156772) of the Technical Report, the summary information concerning the Technical Report, and the reference to the undersigned's name included with such information, as set forth in the Form 20-F

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

"Originally Signed by"

John E. Keith, P. Eng.
Manager, Engineering

Dated: June 30, 2010
Calgary, Alberta
CANADA

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com